SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

November 4, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Susann Reilly
    Mail Stop 3561

Re:         Adrenalina (the “Company”)
Amendment No. 4 to Form S-1, filed October 14, 2008
File No.: 333-148836

Dear Ms. Reilly:

By letter dated October 29, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Form S-1 / General

1.
We note the Form 8-K filed October 20, 2008. Please amend the registration statement to include disclosure about this event, as appropriate. If you do not believe disclosure is appropriate, please advise and explain the basis for your position.

We do not believe it to be appropriate to include in the Registration Statement the events disclosed in the Form 8-K filed October 20, 2008 and Form 8-K filed October 29, 2008 (together, the “Forms 8-K”).  The Forms 8-K were filed to report our press releases that disclosed our communications with Pacific Sunwear of California, Inc. (“PacSun”).  The press releases discussed letters addressed to PacSun’s Board of Directors urging it to enter into negotiations with the aim of combining the two companies.  PacSun’s Board of Directors has publicly refused both offers and has not even responded directly to the Company.  As a result, no negotiations have taken place.  Furthermore, even if negotiations were to take place, completion of the proposed transaction is subject to numerous terms and conditions, including the completion of due diligence, execution and delivery of definitive documents and obtaining requisite financing.

As a result, the Company believes that disclosure in the Registration Statement of the events reported using the Form 8-K would be premature, confuse potential investors and be potentially misleading. We have, however, where appropriate, amended the risk factors in the Registration Statement to address the possibility that our management may investigate acquisition opportunities complementary to our business.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

December 31, 2007 Consolidated Financial Statements / Consolidated Balance Sheet, F-2

2.	Please revise to provide an audited balance sheet as of the end of each of the most recent two fiscal years. Please refer to the guidance in Rule 8-02 of Regulation S-X

We have included in the Registration Statement an audited balance sheet as of the end of each of the most two recent fiscal years.

December 31, 2007 Consolidated Financial Statements / Other

3. Please provide a current consent of your independent accountants in any amendment. Please ensure this consent reflects any changes made as a result of our comment above on your financial statements.

Our independent accountants have prepared and we have included a current consent as Exhibit 23.2 to the Registration Statement.

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/Peter DiChiara